PROXY MEMORANDUM

To:	Pfizer Shareholders

Subject:	Shareholder resolution on extent to which risks related to public concern over drug pricing are integrated into incentive compensation policies for senior executives

Date:	March 21, 2019

Contact:	Catherine Rowan, Director, Socially Responsible Investments, Trinity Health <rowancm@trinity-health.org>

At the upcoming Pfizer, Inc. (“Pfizer” or “the “Company”) annual shareholders’ meeting on April 25, 2019, shareholders will have the opportunity to vote on a Proposal (the “Proposal”) sponsored by multiple shareholders1 asking Pfizer to disclose how it considers risks stemming from public concern over high drug prices in setting incentive pay arrangements for senior executives. We urge you to vote FOR proposal #8 as described below.

RESOLVED, that shareholders of Pfizer Inc. (“Pfizer”) urge the Compensation Committee (the “Committee”) to report annually to shareholders on the extent to which risks related to public concern over drug pricing strategies are integrated into Pfizer’s incentive compensation policies, plans and programs (“arrangements”) for senior executives. The report should include, but need not be limited to, discussion of whether (i) incentive compensation arrangements reward, or not penalize, senior executives for adopting pricing strategies, or making and honoring commitments about pricing, that incorporate public concern regarding prescription drug prices; and (ii) such concern is considered when setting financial targets for incentive compensation arrangements.

The Proponents submitted the Proposal to Pfizer because we believe shareholders would benefit from a fuller understanding of whether senior executive incentive compensation arrangements reward price increases, or discourage policies of price restraint, both of which can boost short-term performance, even though long-term success could depend on pricing moderation. In our view, repeated price increases like those implemented by Pfizer are likely to lead to backlash from payers, policy makers and the public.

We believe that incentive compensation programs should not just encourage executives to achieve financial objectives, but also to manage key business risks effectively. Pfizer in its in its 2019 proxy statement states its pay for performance principles of aligning annual incentive awards with annual operating, financial and strategic objectives and rewarding absolute and relative performance in total shareholder return (TSR) through long-term equity incentive awards. Pfizer uses revenue, adjusted diluted EPS and cash flow from operations as metrics for the annual bonus, and an operating income goal set annually over three one-year periods and relative TSR as compared to the DRG Index over the three-year period as metrics for performance share awards (PSAs). Effective in 2019, an adjusted net income performance measure for PSAs granted after 2017 will replace the operating income performance measure.

1 Adrian Dominican Sisters; American Baptist Home Mission Societies; Catholic Health Initiatives; Mercy Investment Services, Inc.; Friends Fiduciary Corporation; Sisters of Charity of St. Elizabeth; Sisters of St. Dominic of Caldwell New Jersey; Sisters of St. Francis Charitable Trust; Trinity Health

Sponsored by Catholic Health Ministries | 20555 Victor Parkway • Livonia, MI 48152 • 734-343-1000 • trinity-health.org

Reactions of the public, health care payers, policymakers and prescribers to high drug prices pose a serious challenge, in our view, to sustainable value creation by pharmaceutical companies. High drug prices may create several kinds of risk:

▪	They may damage corporate reputation, as what happened when in July 2018, Pfizer announced an increase in the list price of 40 of its prescription drugs. This resulted in a negative response from the President of the United States and subsequent announcement that Pfizer would defer these increases until the end of the year or when the President’s blueprint for lowering prescription drugs goes into effect, whichever comes first.] [2] According to Gallup, the pharmaceutical industry’s favorability rating stands at 33 percent, lower than the 23 other industries included in the poll.[3] Poor reputation can make it more difficult to recruit and retain talented employees.[4]

▪	Legislative and regulatory risk is apparent not only in the President’s blueprint. At least 30 pieces of legislation addressing prescription drug prices have been introduced in the 116th Congress and various Congressional committees have held high-profile hearings.[56] In 2018, at least 24 states passed legislation to curb rising drug costs.[7]

Some companies have responded to public concerns about prices by committing not to raise prices by more than a certain amount per year. We are concerned that Pfizer’s incentive pay arrangements, which use [revenue and earnings per share targets] to determine payouts, may overlook the pricing pressure risks the company faces and not take into account these risks in compensation arrangements.

In our view, rewarding executives for boosting revenue can create additional risks when that revenue is generated primarily or solely through price increases. In 2017, holders of approximately 80 percent of Mylan shares voted opposed management’s “say on pay” proposal,10 following a “vote no” campaign by institutional investors that cited high pay “amid a public and regulatory backlash” related to EpiPen pricing.11

2 https://www.bloomberg.com/news/articles/2018-11-16/pfizer-to-raise-prices-ending-freeze-imposed-at-trump-s-request

3 news.gallup.com/poll/12748/business-industry-sector-ratings.aspx

4 http://www.mandrake.ca/bill/images/corporate_responsibility_white_paper.pdf (summarizing evidence that perceptions regarding corporate social responsibility drive higher levels of employee engagement and retention); see also https://business.missouri.edu/sites/default/files/publication/turban_greening_1997_amj.pdf

5 https://www.govtrack.us/congress/bills/subjects/prescription_drugs/6184?congress=99#congress=116&text=prescription&terms2=__ALL__

6 https://www.nytimes.com/2019/02/26/us/politics/prescription-drug-prices.html?module=inline

7 https://www.nytimes.com/2018/08/18/us/politics/states-drug-costs.html

10 www.sec.gov/Archives/edgar/data/1623613/000119312517216777/d412323d8k.htm

11 www.sec.gov/Archives/edgar/data/1517047/000121465917003708/d530170px14a6g.htm

Sponsored by Catholic Health Ministries | 20555 Victor Parkway • Livonia, MI 48152 • 734-343-1000 • trinity-health.org

Pfizer’s existing disclosures do not mention drug pricing-related risks, but rather describe compensation arrangements as required by SEC rules. We believe that the information sought by the Proposal would give shareholders valuable insight about how Pfizer’s executive pay practices balance financial goals and management of pricing-related risks. We therefore urge shareholders to vote FOR proposal #8.

Sponsored by Catholic Health Ministries | 20555 Victor Parkway • Livonia, MI 48152 • 734-343-1000 • trinity-health.org